Exhibit 10.10

Summary of Loan Agreement

[unofficial translation]

Parties:

Huaran Zhu

Changda Chemical

Date: June 10, 2008

Material Terms:

Huaran Zhu shall grant an unsecured loan in the amount of RMB 10,258,000 to Changda Chemical. The loan is not subject to any interest. Huaran Zhu may request for part or all payment in 7 days notice to Changda Chemicals. The loan is payable in case of emergency use.

贷款协议

本贷款协议（"本协议"）订立于 *2008* 年 *6* 月 *10* 日。协议双方为：

(1) 借款方，*潍坊昌大化工*公司，一家依照中华人民共和国法律组建并存续的公司，注册地址为山东省潍坊市   （"借款方"）；

(2) 贷款方，*朱华然*中华人民共和国公民，身份证号码为*370723195409193388*（"贷款方"）。

鉴于，借款方有意从贷款方处获得下文所指数额的贷款，且贷款方愿意按照下文规定的条款一次性向借款方提供该笔贷款。

有鉴于此，双方达成如下协议：

第一部分   定义

除了上文定义的名词，本协议中用到的下列名词应具有下文所设的含义：

1.1 "贷款"应指提供给借款方的人民币*10,258,000*元（RMB*10,258,000*）的本金。

1.2 "还款日"应指放款日（定义见下文）满   年之日，借款方应于该日偿付本金及由此累积的任何尚未支付的利息。

第二部分   贷款

2.1 **贷款** 根据本协议项下的条款，贷款方在此同意一次性向借款方提供贷款。双方确认借款方已经收悉上述贷款。

2.2 **贷款的使用** 借款方应将此笔贷款用于流动资金或其它企业经营用途。

2.3 **利息** 贷款的利息应按照   年利率（单利）计算。利息应基于一年 365 天以实际经过的天数累计。本金随同所有的利息由借款方于还款日一次性归还给贷款方。

第三部分   贷款偿付；利息支付

3.1 **偿付** 除非本协议中另有规定，借款方应于还款日向贷款方偿还贷款的本金并支付由此累积的任何尚未支付的利息（"款项"）。

3.2 **自愿偿付** 无论本协议项下有任何款项，借款方可决定于还款日之前的任何时间偿付款项。款项可全额或部分支付。

第四部分 声明、保证和承诺

4.1 **借款方声明** 借款方已就签署本协议取得了正当且必要的授权。

4.2 **贷款方声明** 贷款方具有完全的签署本协议的民事权利和能力。

4.3 **不违反** 本协议的执行将不会违反双方各自必须遵守的其它协议和义务。

第五部分 杂项

5.1 **期限** 本协议应在贷款方和借款方授权代表签署后生效。本协议于借款方全额支付了本协议项下的所有本金和利息后终止。本协议也可以经双方协议终止。

5.2 **转让** 未经协议一方书面同意，另一方不得转让本协议，但借款方可以在通知贷款方的前提下，将本协议转让给其关联企业。为本协议的目的，"关联企业"是指与借款方存在直接或间接控制、被控制、或者处于同一控制之下关系的另一实体。

5.3 **管辖法律** 本协议受中华人民共和国法律管辖，并依其作出解释。

5.4 **条款的可分性** 本协议项下任何被禁止或无法执行的条款仅在该等禁止或无法执行的范围内无效，而不使协议项下的剩余条款失效。

5.5 **合同延期** 在还款日之前三十（30）日内，双方可以书面约定延长借款期限。

5.6 **签订份数** 本协议可签署多份，每一份签署和递交的协议均被视为是原件，所有各份合起来构成同一份文件。

有鉴于此，本协议项下双方于文首日期签署了本协议。

借款方

公司

签名:

姓名:

职位:



贷款方

签名:

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